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                                               Filed by D&E Communications, Inc.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended
                                   Subject Company:  Conestoga Enterprises, Inc.
                                                    Commission File No.: 0-24064


The following press release was issued by D&E Communications, Inc. on March 27, 2002.

                                  ************

D&E COMMUNICATIONS REPORTS RECORD CONSOLIDATED REVENUES FOR 2001

Ephrata, Pennsylvania - Integrated communications provider D&E Communications, Inc. ("D&E") (Nasdaq: DECC) announced operating results today for the year ended December 31, 2001. D&E reported strong revenue growth from continuing operations in 2001 of 17.2%, to $76.3 million in 2001, from $65.1 million in 2000. The 2001 results reflect revenue growth in the Company's RLEC, CLEC, Internet Services and Systems Integration business units. D&E's net loss in 2001 was approximately $4.1 million, or $0.55 per share, compared to a net loss of $11.6 million, or $1.57 per share, in 2000. More information regarding D&E's operating results for the year ended December 31, 2001 can be found in its Annual Report on Form 10-K, which is expected to be filed today with the Securities and Exchange Commission.

"We are pleased with our strong revenue growth for 2001, which reflects our disciplined expansion to provide voice and data communication services to customers throughout south central Pennsylvania," commented Anne B. Sweigart, Chairman and President of D&E. "We are focused on becoming a leading regional integrated communications provider through our core wireline operations."


RECENT EVENTS
During 2001, two important events occurred that redefined D&E's position as a wireline focused integrated communications provider. First, the Company agreed to sell its 50% ownership interest in PCS ONE, a wireless PCS joint venture, to VoiceStream Wireless Corporation, its joint venture partner. The sale is expected to close in April 2002 and result in a net gain of approximately $50.0 million and net cash proceeds of approximately $41.0 million.

Second, on November 21, 2001 D&E announced the signing of an agreement and plan of merger which became effective on December 3, 2001, to acquire Conestoga Enterprises, Inc., a neighboring Pennsylvania based integrated communications provider, in a cash election merger. The acquisition will more than double D&E's RLEC and CLEC access lines. As of December 31, 2001, D&E had 69,496 RLEC and CLEC access lines and Conestoga had 103,706 RLEC and CLEC access lines. D&E believes that Conestoga's lines of business are highly complementary to D&E's, as both companies provide similar services in nearby Pennsylvania markets.
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"Conestoga's 100-year track record of quality and commitment to customer service, and service offerings which essentially mirror our own, made this a compelling transaction," added G. William Ruhl, CEO. "The combination of our companies will significantly increase the size of our operations, providing the potential for cost efficiencies and incremental revenue opportunities that should enhance shareholder value. Moreover, the pending sale of our wireless partnership interest to VoiceStream strengthens our business by reallocating capital resources to our strategic business units."

Completion of the merger is subject to approval by both D&E's and Conestoga's shareholders, certain regulatory approvals and other customary closing conditions and is expected to close during the second quarter of 2002. All regulatory approvals for the merger have been received, including the FCC's consent to the merger, subject to the 40-day reconsideration period that will expire on April 29, 2002, at which time the FCC approval will become final and non-appealable.


SEGMENT RESULTS
Total RLEC revenues grew to $45.7 million in 2001, up from $41.8 million in 2000, an increase of 9.1%. RLEC network access revenues increased to $24.8 million, an 18.6% increase from $20.9 million recorded in 2000, driven by access line growth and higher call volumes. RLEC operating income decreased to $8.5 million from $10.8 million in 2000. The decrease was primarily due to increased general and administrative expenses, as well as incremental costs related to system enhancements and the relocation of certain operations to its new Brownstown, Pennsylvania office in 2001.

Total CLEC revenues grew $2.2 million in 2001, or 52%, to $6.5 million, driven by new customer additions. Access lines in service increased by 3,640 to 7,535 at December 31, 2001. Operating expenses increased $3.0 million to $9.5 million over the same period, and operating margins improved 5.5% to a 45.8% loss in 2001 compared to a 51.3% loss in 2000. D&E believes that operating margins improved because the network's fixed costs were spread across a larger customer base. As of December 31, 2001, approximately 25% of D&E's business customers were served on D&E's facilities and the remaining 75% were served through a combination of D&E's facilities and leased facilities.

D&E's other strategic business units, Internet Services and Systems Integration, also experienced revenue growth for the year. Internet services, sold under the D&E Jazzd trademark, generated $1.9 million in revenues, after entering the market only fifteen months ago in October of 2000. Increases in the subscriber base contributed to revenue growth, adding 8,000 dial up access and 1,732 DSL customers during 2001. Systems Integration revenues grew 29.2% to $23.3 million, reflecting a full year of results from two businesses acquired in 2000.
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SELECTED OPERATING STATISTICS

                          Dec. 31     Dec. 31
                           2001         2000
                          --------    --------
RLEC LINES                 61,961      61,098
CLEC LINES                  7,535       3,895
DIAL-UP SUBSCRIBERS        10,161       2,161
DSL SUBSCRIBERS             2,209         477
WEB HOSTING CUSTOMERS         447          50

D&E Communications, Inc. is a provider of integrated communications services to residential and business customers in markets throughout south central Pennsylvania. D&E has developed a comprehensive package of voice and data communications services including local and long distance telephone service, high-speed data services and Internet access service. D&E also provides business customers with integrated voice and data network solutions.

                                      ****

This press release contains forward-looking statements. These forward-looking statements are found in various places throughout this press release and include, without limitation, statements regarding the expected benefits of the acquisition of Conestoga Enterprises, Inc. and financial and other information. These statements are based upon the current beliefs and expectations of D&E's management concerning the development of our business and the benefits of the acquisition, are not guarantees of future performance and involve a number of risks, uncertainties, and other important factors that could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the timely completion of the Conestoga merger; the risk that Conestoga's business will not be successfully integrated into D&E; the costs related to the transaction; the significant indebtedness of the combined company; the risk that anticipated synergies of the merger will not be obtained; and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports, including those filed with the United States Securities and Exchange Commission. D&E undertakes no obligation to revise or update its forward-looking statements whether as a result of new information, future events, or otherwise.

D&E and Conestoga filed a registration statement on Form S-4, including a preliminary joint proxy statement/prospectus, with the Securities and Exchange Commission on January 9, 2002. This registration statement has not yet become effective and may be changed. Amendments to the registration statement, including the definitive form of joint proxy statement/prospectus, will also be filed with the Commission. Investors and security holders may obtain a free copy of such documents at the Commission's web site at www.sec.gov. The documents filed with the Commission by D&E and Conestoga may
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also be obtained for free from D&E by directing a request to D&E, 124 East Main
Street, Ephrata, Pennsylvania 17522, Attn: Investor Relations. Certain of these documents may also be accessed on D&E's web site at www.decommunications.com when they become available.

THE REGISTRATION STATEMENT AND, WHEN THEY BECOME AVAILABLE, AMENDMENTS TO THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS SHOULD BE READ CAREFULLY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.